SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549


                                SCHEDULE 13G

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 2)*


                          Creative Computers, Inc.
                  -----------------------------------------
                              (Name of Issuer)


                       Common Stock, $0.001 par value
                  -----------------------------------------
                       (Title of Class of Securities)


                                   22527E107
                  -----------------------------------------
                                (CUSIP Number)


                                March 23, 2000
                  -----------------------------------------
           (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [ ] Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22527E107

1     NAME OF REPORTING PERSON
      I.R.S. Identification No. of above person (entities only).

      OZ Management, L.L.C.


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                          (a) [  ]
                                                          (b) [  ]

3     SEC USE ONLY


4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware


      NUMBER OF SHARES BENEFICIALLY OWNED BY
      EACH REPORTING PERSON WITH:

      5     SOLE VOTING POWER

            0 Shares

      6     SHARED VOTING POWER

            1,180,318 Shares

      7     SOLE DISPOSITIVE POWER

            0 Shares

      8     SHARED DISPOSITIVE POWER

            1,180,318 Shares

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,180,318

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          11.3%

12     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
       OO/IA

1     NAME OF REPORTING PERSON
      I.R.S. Identification No. of above person (entities only).
      OZ Master Fund, Ltd.


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                          (a) [  ]
                                                          (b) [  ]


3     SEC USE ONLY


4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands

      NUMBER OF SHARES BENEFICIALLY OWNED BY
      EACH REPORTING PERSON WITH:

      5     SOLE VOTING POWER

            0 Shares

      6     SHARED VOTING POWER

            1,080,318 Shares

      7     SOLE DISPOSITIVE POWER

            0 Shares

      8     SHARED DISPOSITIVE POWER

            1,080,318 Shares

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,080,318

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      10.4%

12     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
       CO

CUSIP No. 22527E107

     This Amendment No. 2 to Schedule 13G amends a Schedule 13G, dated July 27, 1999, with respect to the Common Stock, par value $0.001 per share (the "Shares"), of Creative Computers, Inc., a Delaware corporation (the "Company"), beneficially owned for purposes of Schedule 13G by OZ Management, L.L.C., OZ Master Fund, Ltd. and certain discretionary accounts managed by OZ Management, L.L.C., as follows below. The Amendment is filed to amend Item 4 as of March 23, 2000 contained in the Schedule 13G as most recently amended.

     Items 1. - 3.  No amendment.

     Item 4.  Ownership

     See cover page for each Reporting Person.

     OZ Master Fund is the record owner of 1,080,318 Shares. OZ Management serves as principal investment manager to OZ Master Fund and as such, may be deemed for these purposes to share voting and dispositive authority over the Shares owned of record by OZ Master Fund. OZ Management also manages certain discretionary accounts, which own 100,000 Shares. Although not identified as a Reporting Person herein, Mr. Daniel S. Och is the senior managing member of OZ Management. As such, he may be deemed to control such entity and therefore, indirectly, the Shares reported hereby.

     Items 5. - 9.  No amendment.


     Item 10.  Certificates

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 3, 2000

OZ MANAGEMENT, L.L.C.


By:  /s/ Daniel S. Och
---------------------------------
Name:   Daniel S. Och
Title:  Senior Managing Member


OZ MASTER FUND, LTD.
By:  OZ MANAGEMENT, L.L.C.
     as Investment Manager


By:  /s/ Daniel S. Och
---------------------------------
Name:   Daniel S. Och
Title:  Senior Managing Member